Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262105

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated April 21, 2022)

BuzzFeed, Inc.
112,304,633 Shares of Class A Common Stock
15,637,500 Shares of Class A Common Stock Underlying Convertible Notes
292,500 Warrants to Purchase Shares of Class A Common Stock
9,875,833 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated April 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1, as amended (No. 333-262105). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with Securities and Exchange Commission on December 6, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 112,304,633 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), consisting of (A) up to (i) 109,094,037 shares of Class A common stock (including shares of Class A common stock issuable upon conversion of shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”) and shares of Class A common stock issuable upon conversion of shares of Class C common stock, par value $0.0001 per share (the “Class C common stock”)), including shares being registered pursuant to that certain Amended and Restated Registration Rights Agreement, dated December 3, 2021, between us and certain of the Selling Securityholders granting such holders registration rights with respect to such shares; (ii) 3,210,596 shares of Class A common stock issuable following the exercise or settlement of certain stock options and restricted stock units; (iii) 15,637,500 shares of Class A common stock reserved for issuance upon the conversion of convertible senior notes; and (iv) 9,875,833 shares of Class A common stock issuable upon the exercise of warrants; and (B) 292,500 warrants, consisting of (a) 259,167 Private Placement Warrants and (b) 33,333 Working Capital Warrants.

Our Class A common stock and warrants are listed on the Nasdaq Capital Market under the symbols “BZFD” and “BZFDW,” respectively. On December 5, 2022, the last reported sales price of our Class A common stock and the warrants were $1.14 per share and $0.08 per warrant, respectively.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 6, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 6, 2022

BuzzFeed, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39877	85-3022075
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

229 West 43rd Street

New York, New York 10036

(Address of registrant’s principal executive offices, and zip code)

(646) 589-8592

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	BZFD	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	BZFDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05 Costs Associated with Exit or Disposal Activities

On December 6, 2022, BuzzFeed, Inc. (the “Company”) announced plans to reduce expenses by implementing an approximately twelve (12) percent reduction in the current workforce. A copy of the communication to impacted individuals is attached as Exhibit 99.1 to this report.

The reduction in workforce plan is intended to reduce the Company’s costs in response to a combination of factors, including (i) challenging macroeconomic conditions; (ii) completing the integration of Complex Media, Inc. d/b/a Complex Networks and eliminating redundancies where they exist in both functions and teams; and (iii) an ongoing audience shift to short-form, vertical video, which is still developing from a monetization standpoint. The Company expects to substantially complete the workforce reduction plan by the end of the first quarter of 2023.

Where required, worker adjustment and retraining notification (“WARN”) shall be given.  In addition, all eligible employees shall be offered severance benefits in exchange for the execution of a separation and release agreement.

In connection with the workforce reduction, senior executives subject to the Company’s Change in Control and Severance Plan will receive severance in accordance therewith, contingent on their execution of a separation and release agreement.

The Company expects to recognize restructuring charges in connection with the workforce reduction plan including, but not limited to, the cost of providing, where required, WARN notice; and severance, including outplacement services and benefits continuation.  We estimate that the foregoing charges will range between $8 million to $12 million, and we expect that the charges will be recognized primarily in the fourth quarter of 2022, with the majority of such charges anticipated to be paid by the end of the first quarter of 2023. The substantial majority of these charges will result in cash expenditures.

Forward-Looking Statements Disclaimer

The disclosure contained in this current report contains forward-looking statements, including statements concerning the expected timing, charges and costs associated with the planned workforce reductions. These forward-looking statements are based on the Company’s current expectations and inherently involve risks and uncertainties. The actual timing, charges and costs could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. Factors that could cause actual results to differ materially from the statements included in this current report include difficulties encountered in implementing the planned workforce reductions such as litigation or other claims arising out of the reduction. Further information on potential factors that could affect the Company’s business and financial results are included in the Company’s Annual Report on Form 10-K for the year ended on December 31, 2021 and in its Quarterly Report on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

The following Exhibits are filed as part of this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

99.1	Communication to Impacted Individuals dated December 6, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 6, 2022
BuzzFeed, Inc.

		By:	/s/ Felicia DellaFortuna
Name: Felicia DellaFortuna
Title: Chief Financial Officer

Exhibit 99.1

Jonah Peretti’s Message to Impacted Individuals:

December 6, 2022

I am writing to announce some very difficult changes today across the company. We are reducing our workforce by approximately 12% and letting many talented colleagues go.

If you are impacted by these changes, you will receive an email from Chandler Bondan in the next 5 minutes, including information and an FAQ that hopefully addresses many of your immediate questions. The notification will be followed by a calendar invite for a meeting in the next 36 hours with a manager and an HRBP.

I want all of you, but especially those that are receiving difficult news today, to know that these changes do not reflect on the good work that these employees have done over the years to build our company and our brands.

In order for BuzzFeed to weather an economic downturn that I believe will extend well into 2023, we must adapt, invest in our strategy to serve our audience best, and readjust our cost structure.

Our revenues are being impacted by a combination of worsening macroeconomic conditions, and the ongoing audience shift to vertical video, which is still developing from a monetization standpoint. That requires us to lower our costs. Unfortunately, reducing our workforce is an essential part of cost cutting. Staff salaries are the single largest cost at the company.

We are also completing the integration of Complex Networks. We’ve learned a lot through the first 11 months since Complex joined us, and see clear opportunities to consolidate and centralize some areas where we’ve had duplication. This will not affect the editorial independence of Complex or any of our brands.

The path I’m laying out today is the result of a deliberate and collaborative resource allocation review among the leadership team, which prioritizes:

•	Investing in areas that will drive growth, and shifting away from areas with less audience engagement
•	And, building a more robust creator business, which requires a close conduit between content, business, and tech, and bringing additional skills and tools to the organization

I know that there’s nothing I can write here to make this easier for anyone losing their job today. While I believe in the strategy we’re pursuing, and know it’s necessary to navigate the challenging year ahead, that’s no comfort if you are directly affected. So my focus today, which I know Chandler and the rest of our leadership team shares, is to give employees the respect and support they deserve as they exit the company.

I’m deeply grateful for everything that those impacted have contributed to our community and to BuzzFeed.

Jonah

Forward-Looking Statements Disclaimer

The disclosure contained in this current report contains forward-looking statements, including statements concerning the expected timing, charges and costs associated with the planned workforce reductions. These forward-looking statements are based on the Company’s current expectations and inherently involve risks and uncertainties. The actual timing, charges and costs could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. Factors that could cause actual results to differ materially from the statements included in this current report include difficulties encountered in implementing the planned workforce reductions such as litigation or other claims arising out of the reduction. Further information on potential factors that could affect the Company’s business and financial results are included in the Company’s Annual Report on Form 10-K for the year ended on December 31, 2021 and in its Quarterly Report on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.